UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. 2 )*
                                          ---


                                 HTE, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 403926108
                              ---------------
                               (CUSIP Number)

                                Barry Symons
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 11, 2001
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 403926108

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Constellation Software Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,292,700

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,292,700

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,292,700

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.62%

14  TYPE OF REPORTING PERSON*

    CO

                                SCHEDULE 13D
                                ------------

   This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share
   (the "Common Stock"), of HTE, Inc. (the "Issuer"), and amends the Schedule 13D filed on March 12, 2001, as amended on May 16, 2001. This Statement is being filed to report the resignation of Mark Leonard from the Board of the Issuer.

ITEM 1.       SECURITY AND ISSUER.

              Unchanged.

ITEM 2.       IDENTITY AND BACKGROUND.

              Unchanged,

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Unchanged.

ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 is amended by adding the following paragraphs;

              Pursuant to a Letter Agreement, dated April 19, 2001, the Issuer granted permission to Constellation to acquire up to 400,000 additional shares of Common Stock. Under the Agreement, as long as Constellation controls or holds a beneficial interest in Constellation's First Additional HTE Stock and Constellation's Second Additional HTE Stock (as such terms are defined in the Agreement), Constellation shall effect such action as may be necessary to ensure that all such shares of Common Stock are: (i) voted in favor of all of the nominees to, and proposals of; the board of directors as approved by the Board of the Issuer; (ii) voted against any shareholder proposal not approved or recommended by the Board of the Issuer; and (iii) voted and deemed to be present in person or by proxy at all meetings of the shareholders of the Issuer so that they may be counted for purposes of determining the presence of a quorum at such meeting. In addition, Constellation agreed to certain restrictions on the sale or other disposition of all shares of Issuer Common Stock it owned as of the date of the Agreement. Such restrictions are more fully described in the Agreement, which is attached as Exhibit C. The Agreement will remain in effect until the later of: (i) such date when all obligations of the parties have been fully satisfied; (ii) the day after the date Constellation, including affiliates thereof , no longer owns or holds a beneficial interest in any Issuer Common Stock; or (iii) the day after the date of the Issuer's annual shareholders' meeting held in the year 2002. The summary set forth herein of certain provisions of the Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Agreement as filed as an Exhibit to this Statement.

              On October 11, 2001, Mark Leonard resigned from the Board of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is amended in its entirety as follows;

              The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on August 14, 2001, which stated that as of August 10, 2001, there were 16,960,408 shares of Common Stock outstanding.

              (a) Constellation directly owns 1,292,700 shares of Common Stock representing approximately 7.62% of the outstanding Common Stock.

              (b) Constellation has the sole power to vote and dispose of 1,292,700 shares of Common Stock.

              (c) Constellation has made the following transactions since the most recent filing on Schedule 13D. All transactions were effected on the Nasdaq National Market.

Date              Number of Shares      Price Per Share (excluding commissions)
----              ----------------      ---------------------------------------

May 15, 2001           52,800                           $2.00
May 16, 2001           10,000                           $2.00
May 17, 2001            5,000                           $2.00
May 21, 2001            9,000                           $2.00
May 22, 2001           22,000                           $2.20
May 24, 2001           33,400                           $2.23
May 25, 2001           16,000                           $2.34

              (d)  Not applicable.

              (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Unchanged.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit C: Letter Agreement, dated April 19, 2001, between the Issuer and Constellation.

                                 SIGNATURES
                                 ----------

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2001



                                 CONSTELLATION SOFTWARE INC.


                                 By:/s/ Barry Symons
                                    ------------------------------------
                                    Name:  Barry Symons
                                    Title: Vice President, Finance & Secretary

                                 EXHIBIT C

                                  [RIDER]